

Mail Stop 7010

February 20, 2008

Mr. Ernest J. Scheidemann
VP, Treasurer and CFO
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

> **RE:**   **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 1-31255**

Dear Mr. Scheidemann:

　　　　We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Critical Accounting Policies and Estimates, page 19</u>

<u>Impairment of Long-Lived Assets Held For Use and Long-Lived Assets To Be Disposed Of, page 21</u>

1. We have reviewed your response to prior comment 2 from our comment letter dated December 19, 2007. Please revise your disclosure to clarify that your completed inventory is carried at the lower of cost or fair value less cost to sell. In addition, please disclose how you determine the amount recognized as the cost to sell.

<u>Financial Statements</u>

<u>Note 1 – Significant Accounting Policies, page 48</u>

2. Please separately disclose your accounting policies for the impairment of long-lived assets held for use and long-lived assets to be disposed of.

<u>Note 2 – Segment Information, page 60</u>

3. We have reviewed your response to prior comment 4 from our comment letter dated December 19, 2007. Please continue to assess the materiality of your operations in the Northeast and Mid-Atlantic in the future. To the extent sales and/or gross profits begin to materially impact your results of operations, we reiterate the need to provide disaggregated market information in your MD&A discussion so that readers may better understand your performance, better assess your prospects for future net cash flows and make more informed judgments about the company as a whole.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief